[Reference Translation]

May 13, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock) conducted in May pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on March 23, 2022, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on March 23, 2022, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	4,424,600 shares

3. Total purchase price:	9,890,012,704 JPY

4. Period of repurchase:	From May 2, 2022 to May 10, 2022

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on March 23, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	80 million shares (maximum)

(3) Total purchase price for repurchase of shares	100 billion JPY (maximum)

(4) Period of repurchase	From March 24, 2022 to May 10, 2022

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of May 10, 2022)

(1) Total number of shares repurchased:	46,225,900 shares

(2) Total purchase price for repurchased shares:	99,999,829,781 JPY

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